Exhibit 99.2

FIRST AMENDMENT

TO

DUKE 401(k) PLAN

WHEREAS, Duke Realty Corporation (the “Corporation”) maintains for its employees the Duke 401(k) Plan (As Amended and Restated Effective as of January 1, 2008) (the “Plan”); and

WHEREAS, pursuant to Section 9.1 of the Plan, the Corporation has reserved the right to amend the Plan by action of its Board of Directors of the Corporation (the “Board”); and

WHEREAS, the Board has previously authorized, empowered and directed the members of the Associate Benefits Committee (the “Committee”) appointed by the Executive Compensation Committee of the Board to amend the Plan on behalf of the Corporation; and

WHEREAS, the Committee has approved and adopted the First Amendment to the Plan to provide for full vesting of participants affected by a partial plan termination; and

NOW, THEREFORE, pursuant to Section 9.1 of the Plan, the Plan is hereby amended, effective as of January 1, 2009, by inserting the following sentence at the end of Section 6.3 of the Plan:

“Notwithstanding the foregoing, all Participants who terminated employment on or between January 1, 2009 and December 31, 2009 will be 100 percent vested in their Accounts as a result of a partial termination as described in Section 9.2.”

IN WITNESS WHEREOF, the Committee Chairperson has caused this First Amendment to be executed on the Committee’s behalf this 5th day of August, 2010.

ASSOCIATE BENEFITS COMMITTEE APPOINTED BY THE EXECUTIVE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF DUKE REALTY CORPORATION

By:	/s/ Denise K. Dank
Denise K. Dank, Chairperson

ATTEST:

By:	/s/ Laura A. Sylak
Laura A. Sylak, Committee Member